

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2023

Dr. Georges Karam
Chief Executive Officer
SEQUANS COMMUNICATIONS
15-55 boulevard Charles de Gaulle
92700 Colombes, France

> **Re: SEQUANS COMMUNICATIONS**
> **Registration Statement on Form F-3**
> **Filed May 12, 2023**
> **File No. 333-271884**

Dear Dr. Georges Karam:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Brett Cooper